Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

December 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christina DiAngelo Fettig

Re:	The Registrants (the “Registrants”) and Funds (the “Funds”) Listed in Annex A

Dear Ms. Fettig:

On behalf of the Registrants,1 we are filing this letter to respond to comments you delivered by telephone on October 31, 2023 to supplement comments you delivered on August 10, 2023 (the “Initial Comments”) on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission following the Staff’s review of certain filings made by the Funds, in each case with respect to the fiscal year listed beside the name of the applicable Fund in Annex A hereto. For convenience of reference, summaries of the Staff’s supplemental comments have been included herein.

1. Comment (Western Asset Premier Institutional U.S. Treasury Reserves, Western Asset Premier Institutional Government Reserves, and Western Asset Premier Institutional Liquid Reserves) [relates to Initial Comment 3]: Rule 2a-7(h)(10)(i)(A)(1) and (2) require that a money market fund post prominently on its website for a period of not less than six months the fund’s schedule of investments as of the last day of the preceding month that includes the weighted-average annual maturity and weighted-average life for the fund and each class of redeemable shares. Please explain whether the Funds’ website disclosure is consistent with the requirements of the rule.

Response: The Registrant confirms that the Funds’ website disclosure has been updated consistent with the Staff’s comment.

2. Comment (Western Asset Premier Institutional U.S. Treasury Reserves, Western Asset Premier Institutional Government Reserves, and Western Asset Premier Institutional Liquid Reserves) [relates to Initial Comment 4(ii)]: With regard to the Registrant’s filing on Form N-CEN, please explain why the Registrant did not check the box in Item C.8.c to indicate that waived fees are subject to recoupment.

[1]	When used in the responses below, term “Fund” refers to the applicable Fund and the term “Registrant” refers to the applicable Registrant listed beside the name of such Fund in Annex A.

Response: The Registrant respectfully acknowledges that the above mentioned disclosure was inadvertently omitted and advises the Staff that it will so indicate in future Form N-CEN filings.

3. Comment (Western Asset SMASh Series Core Completion Fund) [relates to Initial Comment 5(ii)]: With regard to the Registrant’s filing on Form N-CEN, in light of the Fund’s investments in TBA securities, please explain why the Registrant did not check the box in Item C.7.n.vi to indicate that the fund invested in securities on a when-issued or forward-settling basis, or with a non-standard settlement cycle in reliance on Rule 18f-4(f).

Response: The Registrant confirms that the Fund did not check the box in Item C.7.n.vi because the Fund did not rely on Rule 18f-4(f) with respect to its TBA investments during the period. The Fund’s TBAs were treated as derivatives transactions for purposes of Rule 18f-4 (see Rule 18f-4 adopting release at footnote 123 and accompanying text).

4. Comment (Clarion Partners Real Estate Income Fund Inc.) [relates to Initial Comment 9]: Please explain whether the investments in non-consolidated joint ventures should be identified as “affiliates” (within the meaning of the Investment Company Act of 1940, as amended) and included in an affiliates table required by Articles 12-14 of Regulation S-X.

Response: The Registrant confirms that it indirectly controls 5% or more of the outstanding voting securities of the non-consolidated joint ventures. As such, the non-consolidated joint ventures would be “affiliated persons” of the Registrant as defined in the Investment Company Act of 1940, as amended. In future filings, the Registrant confirms that it will include the non-consolidated joint ventures in the affiliates table as required by Articles 12-14 of Regulation S-X.

5. Comment (Clarion Partners Real Estate Income Fund Inc.) [relates to Initial Comment 11]: Please consider disclosing in future Form N-CSR filings when it is the case that financial statements of the Mosaic at Largo JV LLC (“Mosaic JV”) meeting the requirements of Item 3-09 of Regulation S-X are included in such filings. Also, please explain what accounting basis is used by the Mosaic JV LLC, citing the specific FASB reference if other than investment company ASC 946 accounting.

Response: The Registrant confirms that in future N-CSR filings, it will disclose when it is the case that financial statements of the Mosaic JV (or another significant subsidiary) meeting the requirements of Item 3-09 of Regulation S-X are included in the filing.

The Registrant notes that Mosaic JV is not an investment company and, therefore, is not required to follow ASC 946 accounting. As previously described in the Registrant’s response to Initial Comment No. 11, Mosaic JV presents its financial statements using historical cost basis and follows all applicable U.S. generally accepted accounting principles and accrual basis accounting rules. The Registrant also includes summarized financial information regarding the Mosaic JV in the Registrant’s notes to the financial statements at fair value, which the Registrant believes is most useful and relevant to investors.

6. Comment (Clarion Partners Real Estate Income Fund Inc.) [relates to Initial Comment 13(ii)]: A response to the Initial Comment stated that “[t]he Registrant typically includes a footnote to the expense table disclosing that recaptured expenses are excluded from the fee table and provides the amount of the excluded recaptured expenses.” Please clarify whether that statement is included as a general practice or whether it is included only when the Registrant has estimated that there would not likely be any amounts recaptured in the following year.

Response: The Registrant confirms that the footnote to the expense table disclosing that recaptured expenses are excluded from the fee table is not included as a general practice. Instead, such footnote is typically only included when the current assts under management and expenses are based on the amounts disclosed in the Registrant’s annual report on Form N-CSR and the Registrant estimates that there would not likely be any amounts recaptured in the following year.

Specifically for the Registrant, in the prior post-effective amendment to its registration statement, the Registrant’s other expenses were estimated based on new estimates for the Registrant’s assets under management, which led to recapture not being anticipated for the following year.

7. Comment (Clarion Partners Real Estate Income Fund Inc.) [relates to Initial Comment 13(iv)]: Please explain why the financial highlights included in the Registrant’s registration statement on Form N-2 does not include the supplemental data on senior securities that appears in the Registrant’s annual report on Form N-CSR.

Response: The Registrant confirms that in the next post-effective amendment to its registration statement on Form N-2, it will include the supplemental data on senior securities that appears in the financial highlights section of the Registrant’s annual report on Form N-CSR.

8. Comment (Series of Legg Mason Partners Variable Equity Trust) [relates to Initial Comment 17]: Please include disclosure in a footnote on related party transactions in the Funds’ financial statements the terms of any payment of fees to Franklin Templeton Investor Services, its affiliated transfer agent.

Response: The Registrant confirms that it intends to include such disclosure in future financial statements.

9. Comment (General) [relates to Initial Comment 18]: Please confirm that applicable Fund Boards monitor the use of waivers to guard against cross-subsidization between classes of a Fund consistent with the Commission’s guidance in the adopting release for Rule 18f-3.

Response: The Funds’ fee waivers and expense reimbursements are reviewed monthly by the manager to confirm that there are no inadvertent cross-subsidizations between classes. In addition, the Board of Trustees of each Trust has approved the fee waiver/expense limitation arrangements and is provided updates to such arrangements on a quarterly basis.

In addition, we confirm that the reference to “Form N-CRS” in the response to Initial Comment 1 was a typographical error. The intended reference was to “Form N-CSR.”

Please contact the undersigned at 617-951-8267 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Barry N. Hurwitz

Annex A

Registrant	1940 Act File No.	Fund	Fiscal Year Reviewed
Clarion Partners Real Estate Income Fund Inc.	811-23408	Clarion Partners Real Estate Income Fund Inc.	12/31/2022

Legg Mason Partners Income Trust	811-04254	Western Asset Managed Municipals Fund	2/28/2023
		Western Asset California Municipals Fund	2/28/2023
		Western Asset New York Municipals Fund	3/31/2023
		Western Asset Intermediate-Term Municipals Fund	3/31/2023
		Western Asset Pennsylvania Municipals Fund	3/31/2023
		Western Asset New Jersey Municipals Fund	3/31/2023

Legg Mason Partners Institutional Trust	811-06740	Western Asset SMASh Series Core Completion Fund	2/28/2023
		Western Asset SMASh Series TF Fund	2/28/2023
		Western Asset Premier Institutional U.S. Treasury Reserves	8/31/2022
		Western Asset Premier Institutional Government Reserves	8/31/2022
		Western Asset Premier Institutional Liquid Reserves	8/31/2022

Legg Mason Partners Variable Equity Trust	811-21128	Franklin Templeton Moderate Model Portfolio	12/31/2022
		Franklin Templeton Moderately Conservative Model Portfolio	12/31/2022
		Franklin Templeton Aggressive Model Portfolio	12/31/2022
		Franklin Templeton Conservative Model Portfolio	12/31/2022
		Franklin Templeton Moderately Aggressive Model Portfolio	12/31/2022

Western Asset High Income Fund II Inc.	811-08709	Western Asset High Income Fund II Inc.	4/30/2023